SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras awarded a services contract for development and
exploration of the Cuervito block in Mexico

(Rio de Janeiro, October 24, 2003). – PETRÓLEO BRASILEIRO S/A — PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that, following the strategy of expansion of its operations abroad, it was awarded a Services Contract for development and exploitation of the Cuervito block in the Burgos basin in the North East of Mexico.

The contract was awarded to the consortium where Petrobras participates, as operator, with 45%, Teikoku Oil from Japan, with 40%, and Diavaz from México with 15%.

The Multiple Services Contracts are being offered by Pemex Exploración y Producción through an international Biding Round for development and production of natural gas reserves. The contract awarded allows expenditures up to US$ 260 million in fifteen years.

The Cuervito block, located in the central part of the Burgos basin, South West from Reynosa city, has an area of 231 km2 where 6 fields have already been discovered and the main production comes from Cuervito and Pamorana fields.

Petroleo Brasileiro S. A. – Petrobras is one of the world’s largest integrated oil & gas companies, with business in a wide range of activities, including exploration, production and transport of oil & gas, oil refining, distribution and marketing of gas, oil and its derived products, and energy generation. Petrobras is based in the city of Rio de Janeiro and has operations in Brazil and the rest of Latin America. It also has operations in the Gulf of Mexico and Africa. According to the consolidated financial statements for year 2002, Petrobras is the largest company in Brazil and the third largest industrial group of Latin America.

Teikoku Oil is one of the leading E&P companies in Japan, established in 1941. The business activities in Japan are E&P of oil and natural gas, extending to refining and gas transportation. The international activities are focused on E&P business development in Latin America and North Africa. Teikoku has been growing through its business experience and applying state-of-the-art technology to develop oil and gas fields.

Grupo DIAVAZ is a Mexican organization of companies and strategic Associations with more than 30 years experience providing and commercializing services inside the national and international energetic sector. The services include: inspection, maintenance, construction and repairing of oil facilities, as well the preparation of high technology studies related to the hydrocarbon exploration and production. The personnel of Grupo DIAVAZ is committed to offering services with quality and professionalism based on a deep knowledge of the sector, respecting safety and the environmental rules.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.